CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PETIQ, INC.

PetIQ, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST:       This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) filed with the Secretary of State on July 20, 2017.

SECOND:  Article IV.1 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

Authorized Stock.  The total number of shares of all classes of stock that the Corporation is authorized to issue is 237,500,000 shares of stock, consisting of (i) 12,500,000 shares of Preferred Stock, par value $0.001 per share (“Preferred Stock”), (ii) 125,000,000 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), and (iii) 100,000,000 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”).

THIRD:     This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:  All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, this Certificate of Amendment has been signed by McCord Christensen, its Chief Executive Officer, this 31st day of May, 2018.

By:	/s/ McCord Christensen